Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE ANNUAL GENERAL MEETING
OF APRIL 20, 2012

DATE, TIME AND PLACE: On April 20, 2012 at 3:20 p.m., in the auditorium of the headquarters, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the city and state of São Paulo.

CHAIR: Claudia Politanski, Chairman and Leila Cristiane Barboza Braga de Melo, Secretary.

QUORUM: More than two thirds of the voting stock.

LEGAL ATTENDANCE: members of the Company’s management and representatives of the Fiscal Council and of PricewaterhouseCoopers Auditores Independentes.

CONVENING NOTICE: Published in the newspapers Valor Econômico, editions of April 5 (page C1), April 9 (page C1) and April 10, 2012 (page C1) and Diário Oficial do Estado de São Paulo, (the Official Gazette of the State of São Paulo) editions of April 5 (page 65), 6 (page 31) and April 10, 2012 (page 73).

NOTICE TO STOCKHOLDERS: Publication waived pursuant to Article 133, Paragraph 5 of Law 6,404/76.

RESOLUTIONS ADOPTED BY THE MAJORITY OF ATTENDEES, WITH THE ABSTENTION OF THOSE LEGALLY DISQUALIFIED FROM VOTING:

1.         After taking cognizance of the Management Discussion and Analysis, the opinion of the Fiscal Council and the Reports of the Independent Auditors and the Audit Committee, the meeting approved the Account Statements, Balance Sheet and other Account Statements and Reports of the Management and the Independent Auditors relative to the fiscal year ending December 31, 2011, published on February 29, 2012 in the newspaper Valor Econômico (pages E3 to E22) and in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) (pages 7 to 36). Identical documents for the semi-annual period ending June 30, 2011 were published in Valor Econômico on August 15, 2011 (pages E5 to E18).

2.         Approved the proposal submitted to the Board of Directors for the allocation of net income for the fiscal year 2011 in the total amount of R$11,890,195,760.13 (eleven billion, eight hundred and ninety million, one hundred and ninety-five thousand, seven hundred and sixty reais and thirteen centavos), in the following manner:

a)         R$594,509,788.01 (five hundred and ninety-four million, five hundred and nine thousand, seven hundred and eighty-eight reais and one centavo) to the Legal Reserve account;

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b)         R$6,241,662,706.71 (six billion, two hundred and forty-one million, six hundred and sixty-two thousand, seven hundred and six reais and seventy-one centavos) to the Statutory Reserves account, being:

(i)         R$1,859,846,180.54 (one billion, eight hundred and fifty-nine million, eight hundred and forty-six thousand, one hundred and eighty reais and fifty-four centavos) to the Dividends Equalization Reserve;

(ii)        R$1,752,726,610.46 (one billion, seven hundred and fifty-two million, seven hundred and twenty-six thousand, six hundred and ten reais and forty-six centavos) to the Working Capital Increase Reserve;

(iii)      R$2,629,089,915.71 (two billion, six hundred and twenty-nine million, eighty-nine thousand, nine hundred and fifteen reais and seventy-one centavos) to the Increase in the Capital of Investees Reserve; and

c)         R$5,054,023,265.41 (five billion, fifty-four million, twenty-three thousand, two hundred and sixty-five reais and forty-one centavos) for payment of dividends and interest on capital, incorporated in the value of the mandatory dividend, pursuant to the provisions of Article. 9, Law 9,249/95.

d)         Ratified the resolutions of the Meetings of the Board of Directors relative to the anticipated payment to the stockholders of these dividends and interest on capital, incorporated in the value of the mandatory dividend for 2011.

3.         Reelected Messrs. ALFREDO EGYDIO ARRUDA VILLELA FILHO, ALFREDO EGYDIO SETUBAL, CANDIDO BOTELHO BRACHER, GUSTAVO JORGE LABOISSIÈRE LOYOLA, HENRI PENCHAS, ISRAEL VAINBOIM, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, and elected Messrs. DEMOSTHENES MADUREIRA DE PINHO NETO, NILDEMAR SECCHES and PEDRO PULLEN PARENTE, all identified below, to the Board of Directors, for the next annual term of office with duration until the investiture of those elected at the Annual General Meeting of 2013, the Board of Directors to be composed as follows:

BOARD OF DIRECTORS

ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) number 11.759.083-6, registered in the tax register (CPF) under number 066.530.838-88, domiciled in São Paulo (SP), at Rua Sansão Alves dos Santos, 102, 2nd floor, CEP 04571-090;

ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of ID (RG-SSP/SP) number 6.045.777-6, registered in the tax register (CPF) under number 014.414.218-07, domiciled in São Paulo (SP), at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902;

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CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of ID (RG-SSP/SP) number 10.266.958-2, registered in the tax register (CPF) under number 039.690.188-38, domiciled in São Paulo (SP), at Av. Brigadeiro Faria Lima, 3,400, 4th floor, CEP 04538-132;

DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian, married, economist, bearer of ID (RG-IFP/RJ) number 04389036-7, registered in the tax register (CPF) under number 847.078.877-91, domiciled in São Paulo (SP), at Av. das Nações Unidas, 12,901, Torre Oeste, 24th floor, CEP 04578-910;

GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of ID (RG-SSP/DF) number 408.776, registered in the tax register (CPF) under number 101.942.071-53, domiciled en São Paulo (SP), at Rua Estados Unidos, 498, CEP 01427-000;

HENRI PENCHAS, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) number 2.957.281, registered in the tax register (CPF) under number 061.738.378-20, domiciled in São Paulo (SP), at Praça Alfredo Egydio Souza Aranha, 100, Torre Conceição, 12th floor, CEP 04344-902;

ISRAEL VAINBOIM, Brazilian, divorced, engineer, bearer of ID (RG-SSP/SP) number 14.189.351, registered in the tax register (CPF) under number 090.997.197-87, domiciled in São Paulo (SP), at Rua Diogo Moreira, 132, suite 1,601, CEP 05423-010;

NILDEMAR SECCHES, Brazilian, widower, engineer, bearer of ID (RG/SSP-SP) number 3.997.339-6, registered in the tax register (CPF) under number 589.461.528-34, domiciled in São Paulo (SP), at Av. Escola Politécnica, 760, CEP 05350-000;

PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of ID (RG-IFP/RJ) number 3.733.122, registered in the tax register (CPF) under number 548.346.867-87, domiciled in Inglaterra, at Evelyn Gardens, 32, Flat 5, United Kingdom, SW7 3BJ;

PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of ID (RG-SSP/SP) number 19.979.952-0, registered in the tax register (CPF) under number 551.222.567-72, domiciled in São Paulo (SP), at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902;

PEDRO PULLEN PARENTE, Brazilian, married, engineer, bearer of ID (RG/SSP-DF) number 193545, registered in the tax register (CPF) under number 059.326.371-53, domiciled in São Paulo (SP), at Rua São Carlos do Pinhal, 402, apt. 12; CEP 01333-000;

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RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of ID (RG-SSP/SP)  number 15.111.115-7, registered in the tax register (CPF) under number 252.398.288-90; and

ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of ID RG-SSP/SP 4.548.549, registered in the tax register (CPF) under number 007.738.228-52, both domiciled in São Paulo (SP), at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902.

4.         Recorded the submission, by all those elected to the Board of Directors, of substantiating documents of compliance with the prior conditions for eligibility pursuant to articles 146 and 147 of Law 6,404/76 and current regulations, particularly in Resolution 3,041/02 of the National Monetary Council (“CMN”) and in Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission (“CVM”).

5.         Clarified that the members hereby elected to the Board of Directors shall be vested in their positions following ratification of their election by the Central Bank of Brazil (“BACEN).

6.         Informed that Messrs Alcides Lopes Tápias, Francisco Eduardo de Almeida Pinto and Fernando Roberto Moreira Salles, not reelected as members of the Board of Directors, shall relinquish their positions as from this date. The Stockholders requested that sincerest thanks be placed on record in the minutes in recognition of the excellent services they had rendered to the Itaú Unibanco Conglomerate.

7.         The controlling stockholder IUPAR – Itaú Unibanco Participações S.A. requested the installation of the Fiscal Council for the next term of office. Elected to sit on the Company’s Fiscal Council: (i) by nomination of the controlling stockholder, as effective members, Messrs. IRAN SIQUEIRA LIMA, Brazilian, married, economist, bearer of ID (RG/CORECON–1ª Region) number 4587, registered in the tax register (CPF) under number 035.001.957-68, domiciled in São Paulo (SP), at Av. Prof. Luciano Gualberto, 908, FEA-3, CEP 05508-010 and ALBERTO SOZIN FURUGUEM, Brazilian, married, economist, bearer of ID (RG/CORECON 1st Region) number 2808-8, registered in the tax register (CPF) under number 046.876.477-15, domiciled in Rio de Janeiro (RJ), at Av. Rio Branco, 45, suite 1,914, CEP 20090-003, and as their respective alternates, Messrs. JOSÉ CARUSO CRUZ HENRIQUES, Brazilian, married, lawyer, bearer of ID (RG-SSP/SP) number 4.329.408, registered in the tax register (CPF) under number 372.202.688-15, domiciled in São Paulo (SP), at Av. Pacaembu, 1,962, CEP 01234-001 and JOÃO COSTA, Brazilian, married, economist, bearer of ID (RG-SSP/SP) number 4.673.519, registered in the tax register (CPF) under number 476.511.728-68, domiciled in São Paulo (SP), at Rua Dr. Abílio Martins de Castro, 75, CEP 04003-110; and (ii) by nomination of the stockholder, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in its position as holder of preferred shares, as effective member, LUIZ ALBERTO DE CASTRO FALLEIROS, Brazilian, married,  business administrator, bearer of ID (RG-SSP/SP) number 6.855.739, registered in the tax register (CPF) under number 024.351.768-80, domiciled in Sorocaba (SP), at Rua José de Oliveira Lamberti, 103, CEP 18055-310 and as respective alternate, ERNESTO RUBENS GELBCKE, Brazilian, married, accountant, bearer of ID (RG-SSP/SP) number 2.660.114, registered in the tax register (CPF) under number 062.825.718/04, domiciled in São Paulo (SP), at Rua Vergueiro, 2,016, 8th and 9th floor, CEP 04102-000. The above-mentioned members who shall make up the Fiscal Council of the Company shall hold office until the Annual General Meeting to be held in 2013.

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8. Recorded, the presentation for all elected members to the Fiscal Council of documents substantiating compliance with the prior conditions of eligibility, pursuant to Article 162 of Law 6,404/76.

9. Approved the proposal for establishing the amount allocated for compensation of the members of the Executive Board and the Board of Directors for the fiscal year 2012 in the aggregate amount of up to R$13,000,000.00 (thirteen million reais) for the members of the Board of Directors and up to R$125,000,000.00 (one hundred and twenty-five million reais) for the members of the Executive Board, this compensation to be valid until the Annual General Meeting to be held in 2013. These approved values of compensation may be paid in Brazilian local currency, in shares of the Company or in another form that the management shall deem convenient.

10. The proposal for members of the Fiscal Council of individual monthly compensation of R$12,000.00 (twelve thousand reais) for the effective members and of R$5,000.00 (five thousand reais) for alternates was approved.

11. The publication of the minutes of the Meeting omitting the names of stockholders present was also approved pursuant to Paragraph 2, Article 130 of Law 6,404/76.

QUORUM FOR THE RESOLUTIONS: The resolutions were adopted by a majority of votes.

FILED DOCUMENTS: Balance Sheet and the other Account Statements, Management Discussion and Analysis and the Report of the Independent Auditors, Opinion of the Fiscal Council and summary of the report of the Audit Committee. The Proposal of the Board of Directors of March 29, 2012 and the Stockholder Statements and Voting Declarations were also filed at the Company’s registered offices and authenticated by the Chair of the Meeting, at the request the Stockholders S.A. Philomeno Indústria e Comércio and Carlos Alexandre Gentil Philomeno Gomes, registering the declaration of their negative votes to the resolution in item 1 of the agenda.

CONCLUSION: There being no further matters on the agenda and no manifestation from the floor, the work of the meeting was declared concluded, these minutes being drafted, read, approved and then signed by all. São Paulo (SP), April 20, 2012. (signed) Claudia Politanski - Chairman; Leila Cristiane Barboza Braga de Melo – Secretary.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer